INVESTMENT MANAGEMENT
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Exhibit (K)(5)(b)

January 1, 2021

Voya Senior Income Fund

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258-2034

Re: Expense Limitations

Ladies and Gentlemen:

By execution of this letter agreement to the Expense Limitation Agreement ("ELA") between Voya Investments, LLC ("VIL") and Voya Senior Income Fund ("VSIF"), intending to be legally bound hereby, VIL, the investment manager to VSIF, agrees that, from January 1, 2021 through July 1, 2022, VIL shall waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Fund shall be as follows:

Name of Fund		Maximum Operating Expense Limit
(as a percentage of managed and average net assets)
	Class A	Class C	Class I	Class T	Class W

	0.80% of	0.80% of	0.80% of	0.80% of	0.80% of
	Managed	Managed	Managed	Managed	Managed
Voya Senior Income Fund	Assets1	Assets1	Assets1	Assets1	Assets1
	plus	plus	plus	plus	plus
	0.45% of	0.95% of	0.20% of	0.45% of	0.20% of
	average daily	average daily	average daily	average daily	average daily
	net assets	net assets	net assets	net assets	net assets

We are willing to be bound by this letter agreement for the period from January 1, 2021 through July 1, 2022. The method of computation to determine the amount of the fee waiver and the definitions as set forth in the ELA shall apply. VIL acknowledges that (1) it shall not be entitled to collect on or make a claim for waived fees at any time in the future, and (2) it shall not be entitled to collect on or make a claim for reimbursed expenses at any time in the future. This letter agreement shall terminate upon termination of the ELA.

1Managed Assets are defined as the Fund's average daily gross asset value, minus the sum of the Fund's accrued and unpaid dividends on any outstanding preferred shares and accrued liabilities (other than liabilities for the principal amount of any borrowings incurred, commercial paper or notes issued by the Fund and the liquidation preference of any outstanding preferred shares).

January 1, 2021

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of VSIF.
Sincerely,
	By:	/s/ Todd Modic
Todd Modic
Senior Vice President
Voya Investments, LLC
Accepted:
By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President
Voya Senior Income Fund